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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number      0001432353

Global X Funds, NYSE Arca, Inc.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Address:	399 Park Avenue, 32nd Floor New York, NY 10022

Telephone Number:	1-212-644-6440

 (Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Units of beneficial interest, no par value per share (See exhibit A)

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[   ]        17 CFR 240.12d2-2(a)(1)

[   ]        17 CFR 240.12d2-2(a)(2)

[   ]        17 CFR 240.12d2-2(a)(3)

[   ]        17 CFR 240.12d2-2(a)(4)

[   ]        Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

[X]        Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Global X Funds certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 12, 2011	By: Bruno del Ama	Chief Executive Officer
Date	Name	Title

Persons  who  respond  to  the  collection  of  information  contained in this  form  are  not  required  to  respond  unless  the  form  displays
 a   currently   valid   OMB   control   number.

1  Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Exhibit A

Title of each class to be withdrawn	Name of Exchange on which class is to be withdrawn	IRS Employer Identification No.
Global X China Technology ETF	NYSE Arca, Inc.	27-1255928